Supplement dated October 15, 2024, to Annual Notice dated May 1, 2024, for Protective® Variable Annuity II, ProtectiveAccess® Variable Annuity, ProtectiveAccess® XL
Variable Annuity, ProtectiveRewards® Elite Variable Annuity, ProtectiveRewards® II Variable Annuity,
ProtectiveValues® Access Variable Annuity, Protective Advantage Variable Annuity, and the Protective
Variable Annuity

contracts issued by Protective Life Insurance Company

Protective Variable Annuity Separate Account

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

The Board of Directors of the Morgan Stanley Variable Insurance Fund, Inc. approved a plan to liquidate the Morgan Stanley VIF Global Real Estate Portfolio (the “Fund”). It is anticipated that the liquidation will take place on or about December 6, 2024 (the “Liquidation Date”). As of that date, the Fund will no longer be available as a Sub-Account under the Contract. As a result, the Sub-Account (the “Morgan Stanley VIF Global Real Estate Portfolio Sub-Account”) that invests in the Fund will also be liquidated.

Contract Value on the Date of Liquidation. If you have Contract Value allocated to the Morgan Stanley VIF Global Real Estate Portfolio Sub-Account as of 3:00 p.m. Central Time on December 6, 2024, Protective Life Insurance Company (“Protective”) will automatically transfer that Contract Value to the Invesco® V.I. U.S. Government Money Portfolio (the “Money Market Sub-Account”). Following the transfer, you will receive a confirmation statement showing that the transfer has occurred, and the amount transferred. At or after 3:00 p.m. Central Time on December 4, 2024, Purchase Payments and Contract Value may no longer be allocated or transferred into the Morgan Stanley VIF Global Real Estate Portfolio Sub-Account. Any request we receive at or after 3:00 p.m. Central Time on December 4, 2024, for the allocation of Purchase Payments or Contract Value to the Morgan Stanley VIF Global Real Estate Portfolio Sub-Account will result in an allocation of such Purchase Payment or Contract Value to the Money Market Sub-Account.

Transfer Rights. Under your Contract, you are permitted to transfer Contract Value among the Sub-Accounts (also referred to as “Investment Options”) currently available under your Contract. The currently available Sub-Accounts for your Contract can be located online at www.protective.com/productprospectus by selecting your Contract then “Investment Options.”

Currently, we do not impose a transfer fee and do not impose a limit on the number of transfers among Sub-Accounts that may be made in a calendar year. As a result, you may transfer from Morgan Stanley VIF Global Real Estate Portfolio Sub-Account to any other Sub-Account(s) from the date of this Supplement until the Liquidation Date. We will also not impose any transfer fee on any transfer from the Money Market Sub-Account after the Liquidation Date nor will we count any transfer out of the Money Market Sub-Account after the Liquidation Date for the purpose of determining how many free transfers may be permitted in any Contract Year.

We hope you find the enclosed information helpful. If you would like another copy of the current prospectus for any of the funds available under the Contract, including the Money Market Sub-Account, please call us at 800-456-6330. If you have any questions, please contact your financial representative, or call us. Fund prospectuses may also be found online at www.protective.com/productprospectus by selecting your Contract then “Investment Options.” Please work with your financial representative to determine if your existing allocation instructions should be changed before or after the Liquidation Date. You can instruct us to transfer your Contract Value from the Morgan Stanley VIF Global Real Estate Portfolio and/or the Money Market Sub-Account to other available Sub-Accounts by calling us at 800-456-6330 or through the Internet at www.protective.com.